                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            __________

                           SCHEDULE 13-D

             Under the Securities Exchange Act of 1934

                       (Amendment No. 2)(1)


_________________COLONIAL DATA TECHNOLOGIES CORP.____________________
                         (Name of Issuer)


_______________Common Stock par value $0.01 per share________________
                  (Title of Class of Securities)

                   195642103 (Current Number)
___________________767608102 (Former Number)_________________________
                         (CUSIP Number)

       JEFFREY P. MOONAN, Secretary              (203) 775-9000
_Photronics, Inc., 15 Secor Road, P.O. Box 5226, Brookfield, CT 06804_
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


__________________________July 13, 1995______________________________
      (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13-G, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                       (Page 1 of 5 Pages)
- -----
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

 _______________________                   ______________________
|                       |                 |                      |
| CUSIP No. 195642103   |                 | Page 2  of  5  Pages |
|_______________________|                 |______________________|

                               13-D

__________________________________________________________________
|   | Name of Reporting Persons                                  |
| 1 | S.S. or I.R.S. Identification Nos. of Above Persons        |
|   |     PHOTRONICS, INC. (formerly Photronic Labs, Inc.)       |
|   |                     06-0854886                             |
|___|____________________________________________________________|
|   | Check the appropriate box if a member of a group*  (a) [ ] |
| 2 |                                                    (b) [x] |
|___|____________________________________________________________|
|   |                                                            |
| 3 | SEC use only                                               |
|   |                                                            |
|___|____________________________________________________________|
|   |                                                            |
| 4 | Source of Funds*                                           |
|   |                   Not applicable                           |
|___|____________________________________________________________|
|   | Check box if disclosure of legal proceedings is            |
| 5 | required pursuant to Item 2(d) or 2(e)                 [ ] |
|___|____________________________________________________________|
|   | Citizenship or place of organization                       |
| 6 |             Connecticut                                    |
|___|____________________________________________________________|
|  NUMBER OF  |   |                                              |
|             | 7 | Sole Voting Power            604,755         |
|   SHARES    |___|______________________________________________|
|             |   |                                              |
| BENEFICIALLY| 8 | Shared Voting Power            -0-           |
|             |___|______________________________________________|
|OWNED BY EACH|   |                                              |
|             | 9 | Sole Dispositive Power       604,755         |
|  REPORTING  |___|______________________________________________|
|             |   |                                              |
| PERSON WITH |10 | Shared Dispositive Power       -0-           |
|_____________|___|______________________________________________|
|    |                                                           |
| 11 | Aggregate amount beneficially owned by each               |
|    | reporting person                          604,755         |
|____|___________________________________________________________|
|    |                                                           |
| 12 | Check box if the aggregate amount in Row (11)             |
|    | excludes certain shares*                              [x] |
|____|___________________________________________________________|
|    |                                                           |
| 13 | Percent of class represented by amount in Row (11)        |
|    |                    less than 5%                           |
|____|___________________________________________________________|
|    |                                                           |
| 14 | Type of reporting person*                                 |
|    |        CO                                                 |
|____|___________________________________________________________|


             * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             Page 3 of 5 pages

Item 1 -  SECURITY AND ISSUER

This statement relates to shares of common stock, par value $0.01 per share ("Common Stock") of Colonial Data Technologies Corp. (formerly Rise Technology, Inc.), a Delaware corporation with its principal executive offices located at 80 Pickett District Road, New Milford, Connecticut 06776.



Item 4 -  PURPOSE OF TRANSACTION

This Amendment #2 to this Schedule 13-D is filed to report the disposition of 250,000 shares on July 13, 1995.



Item 5 -  INTEREST IN SECURITIES OF ISSUER

(a)  PLAB:
     PLAB beneficially owns 604,755 shares of Common Stock constituting 3.9% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported as issued and outstanding by Colonial Data on July 13, 1995 as adjusted for a public offering effected on July 13, 1995 (the "Offering"). The foregoing does not include any shares of Common Stock beneficially owned by Messrs. Macricostas, Yomazzo, Fiederowicz or Moonan.

     Mr. Macricostas:
     Mr. Macricostas beneficially owns 65,590 shares of Common Stock constituting less than 1% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported as issued and outstanding by Colonial Data on July 13, 1995 as adjusted for the Offering. The foregoing does not include any shares of Common Stock beneficially owned by PLAB or by Messrs. Yomazzo, Fiederowicz or Moonan.

     Mr. Fiederowicz:
     Mr. Fiederowicz's wife beneficially owns 165,916 shares of Common Stock constituting 1.1% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported as issued and outstanding by Colonial Data on July 13, 1995 as adjusted for the Offering. The foregoing does not include any shares of Common Stock beneficially owned by PLAB or by Messrs. Macricostas, Yomazzo or Moonan.

                                             Page 4 of 5 pages

     Mr. Yomazzo:
     Mr. Yomazzo beneficially owns 40,000 shares of Common Stock constituting less than 1% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported as issued and outstanding by Colonial Data on July 13, 1995 as adjusted for the Offering. The foregoing does not include any shares of Common Stock beneficially owned by PLAB or by Messrs. Macricostas, Moonan or Fiederowicz.

     Mr. Moonan:
     Mr. Moonan beneficially owns 15,000 shares of Common Stock constituting less than 1% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported as issued and outstanding by Colonial Data on July 31, 1995 as adjusted for the Offering. The foregoing does not include any shares of Common Stock beneficially owned by PLAB or by Messrs. Macricostas, Yomazzo or Fiederowicz.


(b)  PLAB:
     Sole power to vote or direct the vote: 604,755
     Shared power to vote or direct the vote: -0-
     Sole power to dispose or to direct the disposition: 604,755
     Shared power to dispose or direct the disposition: -0-

     Mr. Fiederowicz:
     Sole power to vote or direct the vote: -0-
     Shared power to vote or direct the vote: 165,916
     Sole power to dispose or to direct the disposition: -0-
     Shared power to dispose or direct the disposition: 165,916

     Mr. Macricostas:
     Sole power to vote or direct the vote: 65,590
     Shared power to vote or direct the vote: -0-
     Sole power to dispose or to direct the disposition: 65,590
     Shared power to dispose or direct the disposition: -0-

     Mr. Yomazzo:
     Sole power to vote or direct the vote: 40,000
     Shared power to vote or direct the vote: -0-
     Sole power to dispose or to direct the disposition: 40,000
     Shared power to dispose or direct the disposition: -0-

     Mr. Moonan:
     Sole power to vote or direct the vote: 15,000
     Shared power to vote or direct the vote: -0-
     Sole power to dispose or to direct the disposition: 15,000
     Shared power to dispose or direct the disposition: -0-

                                             Page 5 of 5 pages


(c) During the past sixty (60) days, PLAB disposed of 250,000 shares of Common Stock on July 13, 1995. These shares were sold in an underwritten public offering at a net per share price to PLAB of $21.381 in cash.

(d)  Not Applicable.

(e) PLAB ceased to be the beneficial owner of more than 5 percent (5%) of the class of securities on July 13, 1995.







                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PHOTRONICS, INC.

                              By: ___JEFFREY P. MOONAN_____
                              Name:  Jeffrey P. Moonan
                              Title: Senior Vice President




Date:__July 17, 1995__

FORMS\13D-CDT.EDG/p